UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 28, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

HD Supply, Inc.

File No. 333-159809 - CF# 23857

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HD Supply, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to Amendment No. 1 to a Form S-4 filed on July 10, 2009, as amended.

Based on representations by HD Supply, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.38   through January 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel